UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                  NEOSTEM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    640650305
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Robin L. Smith
                                c/o NeoStem, Inc.
                         420 Lexington Avenue, Suite 450
                               New York, NY 10170
                                  212-584-4180

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 27, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         640650107
---------

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.

                                 Robin L. Smith

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions):
     (a) |_|               Not
     (b) |_|            Applicable

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     3.   SEC Use Only

--------------------------------------------------------------------------------
     4.   Source of Funds (See Instructions): PF, OO

--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): |_|

--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization: United States

--------------------------------------------------------------------------------
      Number of              7.  Sole Voting Power:                 411,207*
                                 -----------------------------------------------
      Shares Beneficially    8.  Shared Voting Power:                      0
                                 -----------------------------------------------
      Owned by
      Each Reporting         9.  Sole Dispositive Power:            411,207*
                                 -----------------------------------------------
      Person With            10.  Shared Dispositive Power:                0
                                  ----------------------------------------------

--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 411,207*

--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): |_|

--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11): 9.0 %*

--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions): IN


* Includes warrants to purchase up to 33,645 shares of common stock, par value $.001 per share (the "Common Stock"), of NeoStem, Inc., formerly known as Phase III Medical, Inc. (the "Company") and options to purchase up to 247,000 shares of Common Stock, which are exercisable within sixty days of this Schedule 13D. Excludes options to purchase 127,000 shares of Common Stock which are not exercisable within sixty days of this Schedule 13D. These numbers reflect a one-for-ten reverse stock split of the Common Stock that was effective August 31, 2006 and a one-for-ten reverse stock split of the Common Stock that was effective August 9, 2007.

This Amendment No. 2 to Schedule 13D is being filed by the undersigned to amend and supplement the Schedule 13D filed June 29, 2006, as amended, with respect to the shares of common stock, par value $.001 per share (the "Common Stock"), of NeoStem, Inc.


Item 1.      Security and Issuer
             -------------------

     Item 1 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

             This statement on Schedule 13D (the "Schedule 13D") relates to shares of Common Stock of NeoStem, Inc., a Delaware corporation formerly known as Phase III Medical, Inc. (the "Company"). The principal executive offices of the Company are located at 420 Lexington Avenue, Suite 450, New York, NY 10170.

             On August 29, 2006, the Company's stockholders approved an amendment to its Certificate of Incorporation to effect a reverse stock split of the Common Stock, at a ratio of one-for-ten shares, and to change the Company's name from Phase III Medical, Inc. to NeoStem, Inc. The reverse stock split was effective on August 31, 2006. On June 14, 2007, the Company's stockholders approved an amendment to its Certificate of Incorporation to effect another reverse stock split of the Common Stock, at a ratio of up to one-for-ten shares in the event it was deemed necessary by the Company's Board of Directors in order to be accepted onto a securities exchange. On July 9, 2007, the Board of Directors approved a one-for-ten reverse stock split to be effective upon the initial closing of a public offering of the Company's securities in order to satisfy the listing requirements of the American Stock Exchange. On August 9, 2007 the reverse split was effective and the Company's Common Stock commenced trading on The American Stock Exchange under the symbol "NBS."


Item 2.      Identity and Background
             -----------------------

     Item 2 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

             This Schedule 13D is being filed by Dr. Robin L. Smith. Dr. Smith's principal occupation is Chairman and Chief Executive Officer of the Company. Dr. Smith's business address and the Company's principal business address is 420 Lexington Avenue, Suite 450, New York, NY 10170. Dr. Smith is a citizen of the United States.

             During the past five years, Dr. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Dr. Smith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.      Source and Amount of Funds or Other Consideration
             -------------------------------------------------

     Item 3 of this Schedule 13D is amended by adding at the end thereof the following:

             The numbers used below reflect a one for ten reverse stock split of the Common Stock that was effective August 31, 2006 and a one for ten reverse stock split of the Common Stock that was effective August 9, 2007.

             On May 26, 2006, Dr. Smith executed an employment agreement with the Company. Pursuant thereto, she was granted options to purchase 12,000 shares of Common Stock pursuant to the Company's 2003 Equity Participation Plan (the "Plan"). The options have an exercise price of $16.00 per share and were scheduled to vest on June 2, 2007. Such options vested by their terms on that date.

             On December 5, 2006, Dr. Smith was granted options to purchase up to 5,000 shares of Common Stock by the Compensation Committee of the Company's Board of Directors pursuant to the Plan. The options have an exercise price of $6.00 per share. Such options were to vest upon the Company's securities being listed on a national securities exchange. On August 9, 2007, the Company was listed on the American Stock Exchange and such options vested on that date.

             On January 18, 2007, Dr. Smith was granted options to purchase up to 15,000 shares of Common Stock by the Compensation Committee of the Company's Board of Directors pursuant to the Plan. The options have an exercise price of $5.00 per share and were scheduled to vest on June 30, 2007. Such options vested by their terms on that date.

             Dr. Smith participated in a public offering of securities of the Company, which closed on August 14, 2007, in which she purchased 3,300 units for aggregate consideration of $16,500. Each such unit was comprised of (a) one share of Common Stock of the Company, and (b) one-half (1/2) a Class A Warrant. Each Class A Warrant entitles the holder thereof to purchase one share of Common Stock at $6.00 per share. The Class A Warrants became exercisable on October 12, 2007 when they became separately tradable from the units and expire on July 16, 2012, five years from the effective date of the public offering of 07/16/2007. Dr. Smith purchased 3,300 units. Dr. Smith thus acquired 3,300 shares and 1,650 Class A Warrants to purchase 1,650 shares of common stock. The purchase was made with Dr. Smith's personal funds.

             On September 27, 2007, the Compensation Committee of the Company's Board of Directors approved the following grants to Dr. Smith: (i) 30,000 shares of restricted stock pursuant to the Plan, in her capacity as a member of the Board of Directors, 15,000 of which vested immediately and 15,000 of which are scheduled to vest on September 27, 2008 subject to Dr. Smith's continued service; (ii) options to purchase 150,000 shares of Common Stock pursuant to the Plan, which vested immediately; and (iii) options to purchase 100,000 shares of Common Stock that vest upon the achievement of certain business milestones.


Item 4.      Purpose of Transaction
             ----------------------

             The securities described in Item 3 were granted to Dr. Smith as compensation for services or acquired by Dr. Smith for investment purposes. Dr. Smith does not have any present plans or proposals which relate to or would result in the types of events described in clauses (a) through (j) under Item 4 of Schedule 13D.


Item 5.      Interest in Securities of the Issuer
             ------------------------------------

     Item 5 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

             As of September 27, 2007, there were 4,300,668 shares of Common Stock outstanding. As of such date, Dr. Smith was the beneficial owner of an aggregate of 411,207 shares of Common Stock, or 9.0% of the outstanding shares of Common Stock. This number includes warrants to purchase up to 33,645 shares of Common Stock and options to purchase up to 247,000 shares of Common Stock, which are exercisable within sixty days of this Schedule 13D. Dr. Smith has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of such shares.

             Except as described in Item 3 of this Amendment, during the past sixty days, there were no purchases of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Dr. Smith or any person or entity controlled by Dr. Smith or any person or entity for which Dr. Smith possesses voting control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Dr. Smith or any person or entity controlled by Dr. Smith or any person or entity for which Dr. Smith possesses voting control over the securities thereof.


Item 6.      Contracts, Arrangements, Understandings or Relationships with
             -------------------------------------------------------------
             Respect to Securities of the Issuer
             -----------------------------------

             Not Applicable.


Item 7.      Material to be Filed as Exhibits
             --------------------------------

             Not Applicable.

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2007



                                            Robin L. Smith

                                            /s/ Robin L. Smith
                                            ------------------------------











Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).